NO ACT

AC
12-03-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013782

December 16, 2010

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202


Received SEC
DEC 16 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-16-10

Re: AT&T Inc.
Incoming letter dated December 3, 2010

Dear Mr. Wilson:

This is in response to your letter dated December 3, 2010 concerning the shareholder proposal submitted to AT&T by CHRISTUS Health. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Joseph J. Gonzalez
Manager, Community Health and Investment Programs
CHRISTUS Health
2707 North Loop West
Houston, TX 77008

December 16, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated December 3, 2010

The proposal relates to a report.

There appears to be some basis for your view that AT&T may exclude CHRISTUS Health as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears to have failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits CHRISTUS Health as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

December 3, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Christus Health

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On October 18, 2010, AT&T received a shareholder proposal and supporting statement (the "Proposal") submitted by Christus Health ("Christus") for inclusion in AT&T's 2011 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. For the reasons stated below, AT&T intends to omit Christus from its 2011 proxy materials as a co-sponsor of the Proposal. [1]

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to Christus as notice of AT&T's intention to omit Christus from its 2011 proxy materials as a co-sponsor of the Proposal. AT&T is submitting this letter no later than 80 calendar days before it intends to file its definitive 2011 proxy materials with the Securities and Exchange Commission (the "Commission").

The Proposal requests that the Company provide a report on political contributions. AT&T believes that it may omit Christus as a co-sponsor of the Proposal pursuant to Rules 14a-8(b) and 14a-8(f)(1) because Christus has failed to prove its eligibility to submit the Proposal.

Christus may be omitted as a co-sponsor of the Proposal because Christus has failed to verify its ownership of the requisite amount of AT&T shares for at least one year as of the date it submitted the Proposal.

---

[1] The Proposal was also submitted by other proponents. The purpose of this letter is solely to omit Christus as a co-sponsor of the Proposal, not to omit the Proposal itself or the other proponents.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rules 14a-8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and must continue to hold these securities through the date of the meeting. If the proponent is not a registered shareholder, the proponent must provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i)-(ii). Where the proponent fails to satisfy the eligibility requirements at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal. The proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. If the proponent fails to correct the deficiency within the required time frame, the company may exclude the proposal.

In Section C.1.c of Staff Legal Bulletin No. 14 (July 13, 2001), the staff of the Commission's Division of Corporation Finance (the "Staff") addresses the requirement for verification of continuous ownership for one year as of the time a proposal is submitted as follows:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

As illustrated in this example, if the one year period as of the date of submission of the proposal does not coincide completely with the one year period verified by the record holder, the proponent is ineligible under Rule 14a-8(b).

The Staff has consistently followed this principle. *See, e.g., Verizon Communications Inc.* (December 23, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 20, 2009 and the record holder's verification was as of November 23, 2009) and *General Electric Company* (December 23, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 30, 2009 and the record holder's verification was as of November 9, 2009).

In this case, Christus submitted the Proposal on November 10, 2010, as indicated by the FedEx tracking information (see Exhibit A). AT&T received the Proposal on November 11, 2010 and thereupon determined that Christus was not a registered stockholder. Moreover, Christus did not include verification of its stock ownership with its submission. Therefore, AT&T notified Christus of the eligibility requirements of Rule 14a-8(b) and of the required time frame for a response (the "Deficiency Notice"). The Deficiency Notice was delivered to Christus on November 15, 2010. Accordingly, the deadline for Christus to submit its response to the

Deficiency Notice was November 29, 2010. A copy of the Deficiency Notice and delivery confirmation are attached hereto as Exhibit B.

AT&T received Christus's response to the Deficiency Notice on November 22, 2010. A copy of Christus's response is attached hereto as Exhibit C. Christus's response included a letter from BNY Mellon Asset Servicing, dated November 12, 2010, which stated that Christus "was a continuous owner of AT&T common stock with market value of at least $2,000 for the period November 30, 2009 through October 31, 2010." The verification from BNY Mellon Asset Servicing covers the eleven month period from November 30, 2009 through October 31, 2010. As a result, Christus's response fails to prove its ownership for the one year period as of November 10, 2010, the date it submitted the Proposal, because it fails to verify Christus's ownership for the period from November 10, 2009 to November 30, 2009 and for the period from October 31, 2010 to November 10, 2010. Therefore, AT&T believes that it may omit Christus as a co-sponsor of the Proposal pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures
cc: Joseph Gonzalez (Christus Health) (VIA Overnight Mail)
Adam Kanzer (Domini) (VIA Overnight Mail)

EXHIBIT A



OUR MISSION "To Extend the Healing Ministry of Jesus Christ"

November 9, 2010

Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

VIA Federal Express

Re: *Shareholder Proposal Requesting Political Contributions Report*

Dear Secretary:

I am writing to you on your behalf of CHRISTUS Health, in support of the stockholder resolution on political contributions.

We are co-filing the attached proposal regarding AT&T's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. As you are aware, similar proposals have been sponsored at AT&T for the past five years, and at SBC Communications and BellSouth. Four years ago, in response to that proposal, Verizon agreed to annual public disclosure of its political contributions.

We very much appreciate the recent conversation we had with Paul Wilson and members of the AT&T management team to discuss AT&T's responses to healthcare reform. The conversation was organized around an ongoing dialogue between AT&T and members of the Interfaith Center on Corporate Responsibility (ICCR), of which CHRISUS Health is a long time member. We appreciated the opportunity to ask questions regarding AT&T's political activities during this call, and reiterate our wish for a focused dialogue about AT&T's political contribution policies.

Last week, the conference Board released a ***Handbook on Corporate Political Activity***, co-authored by Center for Political Accountability president Bruce F. Freed and counsel Karl Sandstrol with Paul DeNicola, director of the Conference Board Governance Center. We commend this handbook to your attention for a more complete understanding of the attendant risks of corporate political activity, and a review of best practices. A copy of the Handbook was emailed to Mr. Wilson by Adam Kanzer, Managing Director and General Counsel for Domini Social Investments.

2707 North Loop West | Houston | TX 77008
Tel 281.936.3000

We have held more than $2,000 worth of AT&T shares for greater than one year, and will maintain ownership of the required number of shares through the date of the nest stockholders' annual meeting. A letter verifying our ownership of AT&T shares from our portfolio's custodian is available upon request. A representative of the shareholders will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You may be receiving identical proposals from other filers. Please consider Adam Kanzer to be lead proponent for purposes of communication, to be contacted as follows:

Adam Kanzer
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939
212.217.1100
akanzer@domini.com

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience.

Sincerely,



Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Encl.

Cc: Paul Wilson, General Attorney (via email)
Adam Kranzer, Domini Social Investments
Julie Wokaty, ICCR

JJG/rsv

Political Contributions Report

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

    b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of AT&T, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

AT&T contributed at least $32 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax-exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

EXHIBIT B

Domini



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202
214-757-7980

November 12, 2010

VIA UPS FOR OVERNIGHT DELIVERY

Christus Health
Attn: Joseph J. Gonzalez
2707 North Loop West
Houston, TX 77008

Dear Mr. Gonzalez:

On November 11, 2010, we received your letter submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2011 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

Your name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted on. The date and location of the annual meeting will be provided at a future date.

Sincerely,

Paul Wilson

cc: Adam Kanzer, Domini Social Investments

EXHIBIT C

Memo

BNY MELLON
ASSET SERVICING

November 12, 2010

Bridget Okraszewski
Accounting Specialist
Client Accounting and Reporting
412-236-6583
Bridget.Okraszewski@bnymellon.com

Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, TX 75202

Dear Ladies and Gentlemen:

Bank of New York Mellon as custodian for CHRISTUS Health, hereby verifies that CHRISTUS Health was a continuous owner of AT&T common stock with market value of at least $2,000 for the period November 30, 2009 through October 31, 2010.

Bridget Okraszewski

Bridget Okraszewski
Accounting & Reporting Specialist
BNY Mellon Asset Servicing